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                             June 5, 2023

       Timothy M. Fesenmyer
       Partner
       King & Spalding LLP
       1185 Avenue of the Americas
       34th Floor
       New York, NY 10036

                                                        Re: RumbleOn, Inc.
                                                            PREC14A filed May
25, 2023
                                                            File No. 001-38248

       Dear Timothy M. Fesenmyer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed May 25, 2023

       General

   1. Please confirm that, to the extent the Coulter-Tkach Group amends its proposals in light of recent developments,
you will revise your proxy statement and proxy card accordingly.
   2. We note that the proxy statement numbers the Coulter-Tkach Group Proposals from 1 through 6, while the
proxy card numbers such proposals 5 through 10. To avoid
                                                        confusion, please
ensure alignment, through duplicate numbering in the proxy statement or otherwise.
   3. For Coulter-Tkach Group Proposals 4 and 5 (Proposals 8 and 9 on the proxy card), the
                                                        Board recommendation
appears to be inconsistently presented as either "Against" or
                                                        "Withhold." Please
ensure consistency, or advise.
 Timothy M. Fesenmyer
King & Spalding LLP
June 5, 2023
Page 2
Questions and Answers about Our Annual Meeting, page 1

4. We note the following disclosure on page 3: "Withheld votes and broker non-votes will be counted for purposes of determining if there is a quorum at the Annual Meeting for this vote but will not be counted as votes cast and will result in the applicable nominee(s)
         receiving fewer votes cast    FOR    such nominee(s)" (emphasis
added). To avoid the
         mistaken impression that withheld votes or broker non-votes could result in the deduction of "FOR" votes for a nominee, please remove the last clause of the sentence, or advise. Please do the same on pages 13 and 15.
5. We note the reference on page 4 and elsewhere in the proxy statement to Section 78.33 of the Nevada Revised Statutes. Please correct the reference to Section 78.335, or advise.
6. At the bottom of page 4, please present a full list of the Board's recommendations on the
         Coulter-Tkach Group Proposals.
7. We note the following disclosure on page 5: "If you submit and sign a proxy but do not provide instructions or if your instructions are unclear, the persons named as proxies will vote your shares in accordance with the recommendations of the Board, as set forth above" (emphasis added). Such disclosure is unclear, and would appear potentially to give broad discretion to the proxy holders that may be inconsistent with Rule 14a-4.
         Please revise, or advise.
Coulter-Tkach Group Proposals, page 39

8. The reference to the "Steven Pully Election Proposal" in the second paragraph on page 40 appears to be incorrect. Please revise, or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameTimothy M. Fesenmyer                        Sincerely,
Comapany NameKing & Spalding LLP
                                                              Division of
Corporation Finance
June 5, 2023 Page 2                                           Office of Mergers
and Acquisitions
FirstName LastName